EXHIBIT 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CALCULATION OF EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
Basic:

Net income	$1,676,950	$1,293,638	$4,555,825	$3,441,522

Common shares:
Weighted average number of common shares outstanding	3,823,356	3,655,134	3,776,928	3,611,666

Net income per common share:	$.44	$.35	$1.21	$.95

Diluted:

Net income	$1,676,950	$1,293,638	$4,555,825	$3,441,522

Common and common equivalent shares:

Weighted average number of common shares outstanding	3,823,356	3,655,134	3,776,928	3,611,666
Dilutive effect of convertible preferred shares outstanding	129,015	201,738	144,759	213,130
Dilutive effect of stock options outstanding after application of treasury stock method	177,810	148,889	147,623	124,672
Dilutive effect of Employee Stock Purchase Plan shares subscribed	352	1,097	117	549
	4,130,533	4,006,858	4,069,427	3,950,017
Diluted net income per share	$.41	$.32	$1.12	$.87